

January 30, 2009

Mr. Sterling H. McDonald
Chief Financial Officer
Evolution Petroleum Corporation
2500 CityWest Blvd., Suite 1300
Houston, Texas 77042

> **Re:** **Evolution Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 24, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Amended Schedule 14A**
> **Filed November 4, 2008**
> **File No. 001-32942**

Dear Mr. McDonald:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1. We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that the agreements with your customers from whom you derive 10 percent or more of your net oil and natural gas revenues referenced on pages 7 and 53, have been filed. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

Item 2. Properties, page 16

2.   Please provide support for the statement that the companies that submitted offers
        to participate with you in the Delhi Bryant Unit, "believe that the Delhi Bryant
        Unit is an excellent candidate for a CO_2-EOR project…."

Controls and Procedures, page 57

3.   We note your statement that you "…carried out an evaluation… of the
        effectiveness of the design and operation of our disclosure controls and
        procedures as of the end of the *quarter* covered by this report." (emphasis added).
        Please revise to state whether your evaluation of the effectiveness of the design
        and operations of your disclosure controls and procedures as of the end of the
        fiscal year covered by your Form 10-K.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 41

Limitation on Capitalized Costs, page 41

4.   The ceiling test that you describe does not reflect differentiation between
        unproved property costs excluded from costs to be amortized, and unproved
        property costs that are subject to amortization. The test required by Rule 4-
        10(c)(4) of Regulation S-X stipulates that you must utilize the lower of cost or
        estimated fair value for this latter group of costs.   Please tell us the extent to
        which you have followed this guidance for each of the periods presented, and
        submit the disclosures that you propose to clarify your practice.

Note 5 – Property and Equipment, page 45

5.   Please expand your note to add disclosures pertaining to unproved properties and
        major development projects as required by Rule 4-10(c)(7)(ii) of Regulation S-X.
        This guidance requires that you disclose the current status of properties and
        projects for which costs are excluded from amortization, the anticipated timing of
        the inclusion of such costs in amortization, and a table indicating the nature of
        costs by category and identifying the periods in which the costs were incurred.
        Please ensure that your totals per the table agree to the corresponding amounts
        presented in this note and Note 16.

Certifications, exhibits 31.1 and 31.2

6.   We note, in both certifications, you still referred to yourself as a "small business issuer." Please revise your certifications to match the *exact* form set forth in Item 601(b)(31) of Regulation S-K. We note that your current certifications also include other deviations from the exact language of the form.

Amended Schedule 14A filed November 4, 2008

Legal Proceedings, page 5

7.   Please provide a confirmation, if true, that none of your directors or executive officers have been involved in any legal proceeding listed in Section 401(f) of Regulation S-K within the last five years, instead of limiting your statement to only whether they are not currently involved in a legal proceeding.

Executive Compensation and Related Information, page 10

Short Term Incentive Bonuses, page 11

8.   Provide us with an explanation, in table format or otherwise, as to how the committee determines the quantitative amount of these short term incentive bonuses for *each* named executive officer. Explain what the payout factor is and how it was determined for each named executive officer. Further, explain the weighting of each of the performance goals. See Item 402(b)(1)(v) of Regulation S-K.

Engineering Comments

Estimated Proved Oil and Natural Gas Reserves and Future Net Revenues, page 19

9.   You indicate that future net revenues used in estimating your reserves were determined using average NYMEX prices. Please tell us whether the NYMEX prices utilized in your computations were spot or futures prices. We believe that you would need to use the year-end spot prices, adjusted for differentials, for reserve determinations to comply with the guidance in Rule 4-10(a)(2) of Regulation S-X. If you have not used the year-end spot prices, please quantify the effects on your reserve determination.

Supplemental Disclosures About Oil and Natural Gas Producing Properties (unaudited), page 55

10.   You report that you spent approximately $3 million on proved property acquisitions in 2008 and that you acquired approximately 3 million barrels

equivalent of proved reserves. Please tell us the basis for the proved reserve classification of these 3 million barrels equivalent, which you purchased for $1 per barrel equivalent.

11.　　We note that you purchased property in the Giddings Field in 2007 and 2008. We also note that in each purchase you claimed approximately the same amount of oil reserves. However, in the 2008 purchase, it appears that you claimed over twice the gas reserves, compared to the 2007 purchase. Please explain to us the reasons for the disproportional relationship between the oil and gas reserves recorded in these acquisitions. Please identify the specific aspects of your computations leading to this difference.

12.　　Please explain to us what you mean by stating that the revisions of previous estimates were in part due to "…the effects of the new SEC guideline on PUD locations within fractured reservoirs," and tell us the percentage of the revisions made for this reason.

Closing Comments

　　Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·　the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·　staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·　the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, John Madison at (202) 551-3296 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director